SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Arch Capital Group Ltd. (Name of Issuer)
Common Shares (Title of Class of Securities)
G0450A105 (CUSIP Number)

Cahill Gordon & Reindel
80 Pine Street
New York, New York 10005
Attention: Immanuel Kohn, Esq.
(212) 701-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 23, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            G0450A105

1.	NAME OF REPORTING PERSONS. Robert Clements I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) I.R.S. Employer Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares		7.	SOLE VOTING POWER 970,244
Beneficially
Owned by Each		8.	SHARED VOTING POWER 155,347
Reporting
Person With		9.	SOLE DISPOSITIVE POWER 970,244

		10.	SHARED DISPOSITIVE POWER 155,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,276

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) [ ]% (See Item 5(a) below.)

14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.    Security and Issuer.

        Reference is made to the Statement on Schedule 13D/A (the "Schedule 13D/A") filed on May 23, 2003 on behalf of Robert Clements, the Reporting Person. All capitalized terms used without definition in this Amendment No. 2 to the Schedule 13D/A shall have the meanings set forth in the Schedule 13D/A.

        This Amendment No. 2 to the Schedule 13D/A amends the Schedule 13D/A as follows.

Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D/A is hereby amended and supplemented by adding the following:

        As a result of a series of transactions from October 2003 through February 2004, all of which have been previously reported by the Reporting Person on Form 4s filed with the Securities and Exchange Commission, as of the end of February 2004 the Reporting Person is no longer a holder of 5% or more of any class of securities of the Issuer, Arch Capital Group Ltd.

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2004

By:	/s/ ROBERT CLEMENTS Name: Robert Clements Title: Chairman and Director